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Exhibit

Exhibit Description

99.1 Announcement on 2025/06/04: The Board of Directors resolved to adjust cash dividend ratio

99.2 Announcement on 2025/06/04: The Company announced the record date for cash dividend

99.3 Announcement on 2025/06/04: The Board of Directors resolved to release the managerial officer from non-competition restrictions

Exhibit 99.1

The Board of Directors resolved to adjust cash dividend ratio

1. Date of the resolution of the board of directors or shareholders meeting: 2025/06/04

2. Type and monetary amount of original dividend distribution:

Cash dividend NT$35,787,597,878, each common share is entitled to receive NT$2.85.

3. Type and monetary amount of dividend distribution after the change:

Cash dividend NT$35,787,597,878, each common share is entitled to receive NT$2.85016443.

4. Reason for the change:

Due to the recall of RSA, the number of outstanding common shares changed accordingly, resulting in the adjustment of cash dividend ratio.

5. Any other matters that need to be specified: None

Exhibit 99.2

The Company announced the record date for cash dividend

1. Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2025/06/04

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of common stock dividend distribution:

Cash dividend NT$35,787,597,878, each common share is entitled to receive NT$2.85016443.

4. Ex-rights (ex-dividend) trading date: 2025/06/24

5. Last date before book closure: 2025/06/25

6. Book closure starting date: 2025/06/26

7. Book closure ending date: 2025/06/30

8. Ex-rights (ex-dividend) record date: 2025/06/30

9. Deadline for applying the conversion of the bond: NA

10. The closure period for the conversion of the bond will start from the date: NA

11. The closure period for the conversion of the bond will end on the date: NA

12. Payment date of common stock cash dividend distribution: 2025/07/16

13. Any other matters that need to be specified: None

Exhibit 99.3

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors’ resolution: 2025/06/04

2. Name and title of the managerial officer with permission to engage in competitive conduct:

Chitung Liu, Senior Vice President & Chief Financial Officer

3. Items of competitive conduct in which the officer is permitted to engage:

To act as the director of Wavetek Microelectronics Corporation

4. Period of permission to engage in the competitive conduct: Employment period

5. Circumstances of the resolution (please describe the results of voting in accordance with Article 32 of the Company Act): Approved

6. If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the managerial officer (if it is not the operator of a mainland China area enterprise, please enter “N/A” below): N/A

7. Company name of the mainland China area enterprise and the officer’s position in the enterprise: N/A

8. Address of the mainland China area enterprise: N/A

9. Operations of the mainland China area enterprise: N/A

10. Impact on the company’s finance and business: None

11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the investment and the officer’s shareholding ratio: None

12. Any other matters that need to be specified: None